Mail Stop 3010

September 3, 2009

VIA USMAIL and FAX (561) 912 - 8100

Mr. Anthony M. Puleo
Senior Vice President, Chief Financial Officer and Treasurer
Bluegreen Corporation
4960 Conference Way North, Suite 100
Boca Raton, Florida 33431

> **Re:** **Bluegreen Corporation**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/16/2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on 4/15/09**
> **File No. 001-09292**

Dear Mr. Anthony M. Puleo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant